First Trust Exchange-Traded Fund II
120 East Liberty Drive
Wheaton, Illinois 60187

June 26, 2019

Via EDGAR Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund II, on behalf of First Trust FTSE EPRA/NAREIT Developed Markets Real Estate Index Fund, a series of the Registrant
Registration Statement on Form N-14
(File No. 333-231299)

Ladies and Gentlemen:

The undersigned, First Trust Exchange-Traded Fund II (the “Registrant”), on behalf of First Trust FTSE EPRA/NAREIT Developed Markets Real Estate Index Fund, a series of the Registrant, pursuant to the provisions of Rule 461 of the General Rules and Regulations (the “General Rules”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully requests that the Commission grant acceleration of the effectiveness of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 referenced above so that it will become effective on June 27, 2019 or as soon thereafter as practicable.

We appreciate your consideration of this request. Please call Jonathan Koff of Chapman and Cutler LLP at (312) 845-2978 or William Hermann of Chapman and Cutler LLP at (312) 845-3895 with any comments or questions concerning this request.

Very truly yours,

First Trust Exchange-Traded Fund II, on behalf of First Trust FTSE EPRA/NAREIT Developed Markets Real Estate Index Fund, a series of the Registrant

By	/s/ W. Scott Jardine
W. Scott Jardine, Secretary